Exhibit 99.1

Jowell Global Ltd. Announces First Half 2021 Unaudited

Financial Results

-- First Half Year Revenue of $68.1 million, up 152.6% year-over-year—

--First Half Year GMV of $89.9 million, up 143.2% year-over-year --

Shanghai, China, September 13, 2021 (GLOBAL NEWSWIRE) -- Jowell Global Ltd. (“JWEL” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, today announced its unaudited financial results for the six months ended June 30, 2021.

First Half 2021 Financial and Operational Highlights

●	Total revenues were $68.1 million, an increase of 152.6% from $27.0 million in the same period of 2020.

●	Net loss was $0.7 million, compared with net income of $0.8 million in the same period of 2020.

●	Total GMV (Gross Merchandise Value) transacted in our online shopping mall was $89.9 million, an increase of 143.2% from $37.0 million in the same period of 2020.

●	Total VIP members[1] as of June 30, 2021 were 2.1 million, an increase of 16.0% compared with 1.8 million as of June 30, 2020.

●	Total LHH stores[2] as of June 30, 2021 were 25,588, an increase of 15.8% compared with 22,097 as of June 30, 2020.

CEO and CFO quotes

Mr. Zhiwei Xu, Chief Executive Officer and Chairman of Jowell Global Ltd., commented: “Our solid topline growth in the first half year reflects Jowell’s relentless efforts on execution and continued improvement in user experience. As we continued to diversify and optimize our product offerings to deliver a satisfying and well-round customer experience, our total VIP members increased 16.0% to 2.1 million as of June 30, 2021. Meanwhile, our improved user engagement translated into strong topline growth. GMV in the first half 2021 reached $89.9 million, up 143.2% year over year, while total revenue grew by 152.6%. year over year to $68.1 million. Looking ahead, we will continue to develop new products and create solutions to empower our community stores with an effective, fast and comprehensive distribution network.”

[1]	Total VIP members refer to the total number of members registered on Jowell’s platform as of June 30, 2021.
[2]	LHH stores: the brand name of “Love Home Store”. Authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products they purchased through Jowell’s online platform LHH Mall under their retailer accounts which provides them with major discounts.

Mr. Xu continued: “In addition to our organic topline growth this quarter, on August 19, we announced a strategic partnership with Suzhou Hope Bio-Technology, a leading biotech company in China, to further develop new cell-tech based skincare products, cosmetic and health related supplements. This is a significant step forward with exciting prospects as stem cell related technology brings cutting-edge innovations for the future of skincare and health product development. We believe this partnership will help us expand further into high-end cosmetics and health products markets, and enable us to provide our customers top quality product experience and effective results.”

Ms. Mei Cai, Chief Financial Officer, added: “We achieved strong topline growth in the first half of 2021. GMV progressively grew by 143.2% year over year to $89.9 million, with 152.6% year over year growth in total revenue. LHH stores account for over 73.7% of the total revenue. These solid results are strong testimonials to the successful implementation of our growth strategy. Looking forward, we remain committed to deploy our resources in areas that would further expand our product offerings, and increase monetization capability.”

Impact of COVID-19 Pandemic

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly to many parts in China, the U.S. and globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government has imposed various strictive measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations until after the Chinese New Year holiday in 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed.

As an online retailer and retail platform and because the COVID-19 is generally considered under control in China, our operations during the first half of 2021 were not significantly negatively impacted by the pandemic. However, it is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results for 2021, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 and new variants, efficacy and distribution of COVID-19 vaccines, and the actions taken by government authorities and other entities in China and elsewhere to contain COVID-19 and new variants or treat its impact, almost all of which are beyond our control.

First Half Year 2021 Financial Results

Total Revenues

Total revenues were $68.1 million, representing an increase of 152.6% from $27.0 million in the same period of 2020. The increase was primarily due to: (i) increase in our brand reach as we have been authorized to distribute more leading brands including Adidas skincare, etc., which brought more customers making bulk purchases from us; (ii) the significant increase in units sold; (iii) the increase in weighted average unit price for our products sold.

Cosmetics and health and nutritional supplements continue to lead the growth, increasing by 272.0% and 140.1% respectively.

	Six Months Ended June 30%
Revenues	2021	2020	change
(in thousand)	US$	US$	YoY
Product sales
● Cosmetic products	27,537.1	7,402.9	272.0
● Health and nutritional supplements	26,018.5	10,838.5	140.1
● Household products	14,501.8	8,660.4	67.4
● Others	18.1	48.7	(62.9)
Total	68,075.5	26,950.5	152.6

Total operating expenses were $68.7 million, an increase of 165.8% from the $25.9 million in the same period of 2020.

●	Costs of revenues were $63.2 million, an increase of 161.5% from the $24.2 million in the same period of 2020. The increase was primarily due to the increased units sold, as well as the increased weighted average unit cost as we added more leading brands into our cosmetic brands portfolio. Cost of sales as a percentage of total revenues was 92.9%, up from 89.7% in the same period of 2020.

●	Fulfillment expenses were $1.0 million, an increase of 30.7% from the $0.8 million in the same period of 2020. The increase in our fulfillment expenses is primarily attributable to the increase in outbound freight costs resulting from increased sales. The fulfillment expenses as a percentage of total revenues was 1.4%, down from 2.8%, in the same period of 2020. The decrease was mainly due to more customers elected to self-pickup products purchased from the Company’s facilities which led to decrease in outbound freight costs.

●	Sales and marketing expenses were $2.5 million, an increase of 1,222.6% from the $0.2 million in the same period of 2020. The increase was primarily due to the increased marketing and promotion activities for further enhancing brand awareness in strategic geographic areas. Sales and marketing expense as percentage of total revenues was 3.6%, up from 0.7% in the same period of 2020.

●	General and administration expenses were $2.1 million, an increase of 178.0% from $0.7 million in the same period of 2020. The increase was primarily due to the increase in rental cost, payroll expenses in connection with our expansion, which included opening community buying stores (“Juhao Best Choice Stores”), as well as the increased headcount in general and administrative personnel. General and administration expenses as percentage of total revenues was 3.0%, up from 2.9% in the same period of 2020.

Operating loss

Operating loss was $0.6 million, compared with the operating income of $1.1 million in the same period of 2020. The decrease in income from operations is mainly attributable to the implementation of our business expansion with significant increase in our marketing expenses and cost of revenues.

Net loss

Net loss was $0.7 million, compared with net income of $0.8 million in the same period of 2020.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). The Company’s each Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. For the half-year ended June 30, 2021 and 2020, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Cash and cash equivalents

As of June 30, 2021, the Company had cash and cash equivalents and restricted cash of $29.8 million, compared to the $18.2 million as of December 31, 2020.

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) is one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third parties to open their own stores on our platform for a service fee based upon sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. The Company also sells its products through authorized retail stores all across China, which operate under the brand names of “Love Home Store” or “LHH Store” and “Juhao Best Choice Store”. For more information, please visit http://ir.1juhao.com/

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of June 30, 2021 and December 31, 2020 were RMB1 for $0.1548 and $0.1531, respectively. The average exchange rates for the six months ended June 30, 2021 and 2020 were RMB1 for $0.1545 and $0.1422, respectively.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

In China:

Jowell Global Ltd.

Ms. Jessie Zhao

Phone: +86 189-6232-0955

Email: IR@1juhao.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

JOWELL GLOBAL LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS	(Unaudited)
Current Assets:
Cash	$26,771,998	$18,244,055
Restricted cash	2,999,990	-
Notes receivable	139,364	-
Accounts receivable	4,525,927	306,450
Accounts receivable - related parties	820,177	682,315
Advance to suppliers	8,369,242	2,125,548
Advance to suppliers - related parties	-	583,387
Inventories, net	15,128,748	7,398,248
Deferred offering costs	-	420,968
Prepaid expenses and other current assets	2,272,180	253,673
Total current assets	61,027,626	30,014,644

Property and equipment, net	364,561	12,794
Intangible assets, net	28,007	34,933
Right of use lease assets, net	5,069,666	3,674,255
Other non-current asset	2,323	121,848
Deferred tax assets	6,454	6,380
Total Assets	$66,498,637	$33,864,854

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	$2,632,435	$-
Accounts payable	4,133,850	5,688,809
Accounts payable - related parties	5,451,749	-
Trade notes payable	9,875	580,896
Deferred revenue	2,841,970	1,701,321
Current portion of operating lease liabilities	949,416	721,003
Accrued expenses and other liabilities	1,137,439	1,209,105
Due to related parties	646,895	1,240,008
Taxes payable	445,784	1,011,775
Total current liabilities	18,249,413	12,152,917

Non-current portion of operating lease liabilities	4,090,853	2,967,193
Total liabilities	22,340,266	15,120,110

Commitments and contingencies

Stockholders’ Equity
Common stock, $0.0001 par value, 450,000,000 shares authorized, 25,470,854 and 21,149,425 issued and outstanding at June 30, 2021 and December 31, 2020, respectively	2,547	2,115
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, 750,000 issued and outstanding at June 30, 2021 and December 31, 2020, respectively	75	75
Additional paid-in capital	40,011,905	14,171,120
Statutory reserves	394,541	394,541
Retained earnings	2,656,044	3,353,031
Accumulated other comprehensive income	1,093,259	823,862
Total Stockholders’ Equity	44,158,371	18,744,744

Total Liabilities and Stockholders’ Equity	$66,498,637	$33,864,854

JOWELL GLOBAL LTD

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
Net Revenues
Revenues - third party	$66,822,990	$26,950,524
Revenues - related party	1,252,451	-
Total Net Revenues	68,075,441	26,950,524

Operating Expenses:
Cost of revenues	(63,212,058)	(24,174,976)
Fulfillment expenses	(986,971)	(755,141)
Marketing expenses	(2,460,195)	(186,327)
General and administrative expenses	(2,056,529)	(739,664)
Total operating expenses	(68,715,753)	(25,856,108)

Income (Loss) From Operations	(640,312)	1,094,416

Other Income (Expenses), net	(38,231)	15,315

Income (Loss) Before Income Taxes	(678,543)	1,109,731

Provision for Income Taxes	18,444	277,843

Net Income (loss)	(696,987)	831,888

Earnings Per share – Basic and Diluted	$(0.03)	$0.04

Weighted Average Shares Outstanding – Basic and diluted	23,594,306	20,000,000

Net Income (loss)	$(696,987)	$831,888
Other Comprehensive income, net of tax
Foreign currency translation gain (loss)	269,397	(74,490)
Comprehensive Income (Loss)	$(427,590)	$757,398

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Reserves	Earnings	Income (loss)	Total

Balance at January 1, 2021	21,149,425	$2,115	750,000	$75	$14,171,120	$394,541	$3,353,031	$823,862	$18,744,744

Issuance of Ordinary Shares, net of offering expenses	4,271,429	427	-	-	25,684,937	-	-	-	25,685,364
Share-based compensation	50,000	5	-	-	155,848	-	-	-	155,853
Net loss for the period	-	-	-	-	-	-	(696,987)	-	(696,987)
Foreign currency translation gain	-	-	-	-	-	-	-	269,397	269,397

Balance at June 30, 2021	25,470,854	$2,547	750,000	$75	$40,011,905	$394,541	$2,656,044	$1,093,259	$44,158,371

Balance at January 1, 2020	20,000,000	$2,000	750,000	$75	$4,171,235	$94,837	$66,043	$40,456	$4,374,646

Net income for the period	-	-	-	-	-	-	831,888	-	831,888
Foreign currency translation loss	-	-	-	-	-	-	-	(74,490)	(74,490)

Balance at June 30, 2020	20,000,000	$2,000	750,000	$75	$4,171,235	$94,837	$897,931	$(34,034)	$5,132,044

JOWELL GLOBAL LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$(696,987)	$831,888
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,738	15,415
Loss on disposal of equipment	-	1,266
Amortization of operating lease right-of-use assets	441,527	-
Inventory reserve	7,269	53,864
Deferred income taxes	-	(13,466)
Changes in operating assets and liabilities:
Accounts receivables	(4,206,937)	-
Accounts receivable - related Parties	(129,681)	-
Trade notes receivable	(139,067)	-
Inventories	(7,635,775)	475,559
Advance to suppliers	(6,205,813)	(230,401)
Advance to suppliers - related parties	588,886	7,090,620
Prepaid expenses and other current assets	(1,569,793)	320,580
Accounts payables	(1,617,395)	(307,215)
Accounts payables - related parties	5,440,124	-
Trade notes payable	(576,517)	-
Deferred revenue	1,118,553	(449,819)
Operating lease liabilities	(484,933)	-
Taxes payable	(576,478)	58,031
Accrued expenses and other liabilities	(85,487)	(242,389)
Net cash provided by (used in) operating activities	(16,275,766)	7,603,933

Cash flows from investing activities:
Due from related parties	(20,000)	-
Purchase of intangible assets	(11,647)	-
Purchase of equipment	(261,649)	(479)
Net cash used in investing activities	(293,296)	(479)

Cash flows from financing activities:
Net proceeds from the Initial Public Offering	25,685,364	-
Proceeds from short-term loans	2,626,821	-
Share-based compensation	155,853	-
Repayment of related party loans	(595,103)	(60,868)
Net cash provided by financing activities	27,872,935	(60,868)

Effect of exchange rate changes on cash and restricted cash	224,059	(50,893)

Net increase in cash and restricted cash	11,527,933	7,491,693

Cash and restricted cash, beginning of period	18,244,055	11,511
Cash and restricted cash, end of period	$29,771,988	$7,503,204

Supplemental disclosure information:
Cash paid for income tax	$4,565	$279,518
Cash paid for interest	$30,544	$-

Supplemental non-cash activities:
Cash paid in prior year for purchase of fixed assets	$122,997	$-
Right of use assets obtained in exchange for operating lease obligations	$1,791,495	$-